Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
Toll Free Number: 1-866-FPM-8601
e-mail "firstpoint@firstpointminerals.com"
TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	September 9, 2004

Second Phase of Drilling Started at Rio Luna, New Veins Discovered.

Dr. Peter M D Bradshaw, P. Eng., Executive Chairman of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that the second phase drill program has commenced on the Rio Luna gold property in Nicaragua. The initial holes of this program will test both the down dip and along strike extensions of the North vein of the Balsamo East target where two holes from the first phase of drilling, as previously announced, returned 15.8 grams/tonne (g/t) gold over 3.2 meters (including 0.3 meters of 87.7 g/t) and 13.5 g/t gold over 5.2meters (including 1.2 meters of 57.6 g/t gold).

This second phase of drilling will total approximately 1,000 meters in five to seven holes. The program was previously announced in First Point's July 12th news release and can be viewed at the Company's web site www.firstpointminerals.com. The drill core will be sent to the CAS laboratory in Honduras with checks by ACME in Vancouver. Assay results will be announced as they are received.

Trenching completed over the past two months has identified several new veins in the El Paraiso vein system (sub-parallel to the main Anillo structure) near the Balsamo East, Balsamo, Balsamo West and Santa Juana targets. These include:

a.
The Pablo vein, which is located approximately 100m SW from the Anillo vein. The Pablo vein is close to the Balsamo and Balsamo West targets and has been traced for 1.4 kilometers (km) and remains open in both directions. The highest grab sample from the vein to date is 6.9 g/t gold. Systematic trenching and sampling will commence shortly.

b.
The Silvia vein, which is located approximately 200m NE from the Anillo vein, and striking towards the high grade intersections at Balsamo East. The Silvia vein has been traced discontinuously for 1.7km. Systematic trenching and sampling is in progress.

c.	Several other veins have been discovered between the Pablo and Silvia veins. Investigation of these has been given a lower priority at the moment.

The location of these new veins can be seen on the Company's web site at www.firstpointminerals.com (see fig.2 under Rio Luna gold project), together with the existing drill holes. Some of the veins are now shown in different orientations from those previously plotted, based on updated interpretations as new information has been added. It is also apparent from this map that less than 10% of the strike extent of the known veins have been drilled. Together with the drilling program, the Company is continuing its aggressive trenching and sampling program to gain a more detailed understanding of the gold content, location, strike and dip of the veins in order to select the next drill targets.

A total of 12km of epithermal quartz veining has now been identified at the Company's 90 square km Rio Luna gold project with a number of priority gold targets identified along these veins. First Point has an option to earn 100% interest in the Rio Luna gold project from Terra Nova Resources Inc. Work is progressing with several crews to prioritize these targets and to define an efficient drilling campaign.

The qualified person supervising work on this project is Dr. Peter Bradshaw, P. Eng.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company with five precious and base metal projects located in the Americas. The Company is currently focusing its activities to explore, define and advance its Rio Luna gold project in Nicaragua. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or toll free at 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

"Peter Bradshaw"

Peter M. D. Bradshaw, Executive Chairman

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.